SOLBEC
PHARMACEUTICALS LTD

SOLBEC ANNOUNCES GRANT OF CANADIAN PATENT

Summary

- The Canadian Intellectual Property Office grants Glycoalkaloid patent

Wednesday 13 June 2007: Solbec Pharmaceuticals Ltd (ASX:SBP) advises that the Canadian Intellectual Property Office (CIPO) has granted one of Solbec's foundation patents entitled: "Glycoalkaloids for Controlling Cellular Autophagy" Canadian patent number 2,073,855. The term of the patent extends to 18 January 2011.

This patent is one of the two foundation patents in-licensed by Solbec from the original inventor of Coramsine's® precursor compound. The teachings in the patent relate to the use of glycoalkaloids in the immobilisation of motile cells.

The status of equivalent patent applications (corresponding to Can 2,073,855) in other important jurisdictions is outlined in the table below:

Patent family 1: Glycoalkaloids			
Australia	51794/91(654474)	18-Jan-1991	Granted
Canada	**2,073,855**	**18-Jan-1991**	**Granted**
France	91901984.4(0515386)	18-Jan-1991	Granted
Germany	91901984.4(0515386)	18-Jan-1991	Granted
Japan	502586/91(3168542)	18-Jan-1991	Granted
South Korea	701699/1992(213805)	18-Jan-1991	Granted
UK	91901984.4(0515386)	18-Jan-1991	Granted
USA	08/743,671(5,958,770)	18-Jan-1991	Granted

In regard to the IP landscape surrounding Coramsine®, Solbec has exclusive access to two foundation patents owned by the original developer of Coramsine's® precursor compound and six subsequent patent families have been filed and are owned by Solbec. Within these eight patent families there exist thirty seven patents and patent applications in total, with fifteen patents granted and twenty two patents pending worldwide.

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Further information:

David Sparling
General Manager
Tel: (08) 9446 7555
Mob: 0417 721 972
Email: david.sparling@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine® for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

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